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ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

DUNXIN FINANCIAL HOLDINGS LIMITED

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

DUNXIN FINANCIAL HOLDINGS LIMITED

December 30, 2021

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on December 23, 2021.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE "FOR" ALL DIRECTOR NOMINEES IN PROPOSAL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

NOMINEES:	FOR	AGAINST	ABSTAIN
1a Qi Chen	☐	☐	☐
1b Weitao Liang	☐	☐	☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.